

January 24, 2014

Via E-mail
William H. McGill, Jr.
Chairman of the Board and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North, Suite 300
Clearwater, Florida 33764

> **Re: MarineMax, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 6, 2013**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed January 10, 2014**
> **File No. 001-14173**

Dear Mr. McGill:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Application of Critical Accounting Policies, page 46

1. Your disclosure of critical accounting policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to financial statements. Rather, you should provide an analysis of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. When critical accounting estimates and

assumptions are based on matters that are highly uncertain, you should also provide an analysis of their specific sensitivity to change based on other outcomes that are reasonably likely to occur. In future filings, please revise your disclosures accordingly. Please show us what the revisions would look like.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

2. We note your disclosure on page 11 regarding the percentages of your revenue generated by each product and service category. Please tell us your consideration of separately disclosing net sales from tangible products and services and the amount of cost of tangible products sold and cost of services in accordance with Rule 5-03 of Regulation S-X. Please also tell us your consideration of disclosing the amounts of revenues for each product and service category as opposed to percentages of revenue generated by each product and service category. Refer to ASC 280-10-50-40.

Consolidated Statements of Cash Flows, page F-7

3. We note the payment terms of the amended credit facility disclosed in note 7. Please tell us why proceeds from borrowings and debt payments qualify for net reporting. Please refer to ASC 230-10-45-7 through 9.

6. Other Long-Term Assets, page F-14

4. Please tell us your consideration of disclosing the amount of equity in earnings or losses of Gulfport included in selling, general and administrative expenses as contemplated by Rule 5-03(b)12 of Regulation S-X.

14. Net Income (Loss) Per Share, page F-20

5. Please tell us how you treat restricted stock awards in your computations of basic and diluted income (loss) per share. Please also tell us your consideration of disclosing the share amount effects of restricted stock awards in accordance with ASC 260-10-50-1a.

15. Commitments and Contingencies, page F-20

Other Commitments and Contingencies, page F-21

6. Please tell us your consideration of providing a reconciliation of the beginning and ending liability balances related to store closings and lease terminations. Please refer to ASC 420-10-50-1b.2.

<u>Definitive Proxy Statement filed on Schedule 14A</u>

<u>Incentive Compensation, page 14</u>

7. We note that you have not disclosed the actual quantitative individual performance objectives to be achieved for each named executive officer to earn their incentive compensation. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant], at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Linda Cameron, Executive Assistant